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August 11, 2020

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Daniel Duchovny
      Special Counsel, Office of Mergers and Acquisitions
      Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        RE: **CoreLogic, Inc.**
              Soliciting Materials filed pursuant to Rule 14a-12
              Filed on August 4, 2020
              File No. 001-13585

Dear Mr. Duchovny:

        We are writing on behalf of our client, CoreLogic, Inc., a Delaware corporation ("CoreLogic," "CLGX" or the "Company"), in response to the letter from the staff of the Office of Mergers and Acquisitions in the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission, dated August 5, 2020 (the "Comment Letter"), relating to the above-referenced solicitation materials filed pursuant to Rule 14a-12 (the "Solicitation Materials").

        Set forth below are CoreLogic's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is reprinted in bold and is followed by CoreLogic's response.

©©© **Copyright Material Omitted**

Solicitation Materials

1. **Please provide us your analysis for your apparent reliance on Rule 14a-12 for this filing. We note that you refer to filing a proxy statement for the special meeting, which would be subsequent to the possible success of the current solicitation.**

   Response: The Company filed the Solicitation Materials pursuant to Rule 14a-12, in light of the stated intention of Senator Investment Group, LP (together with its affiliates, "Senator") and Cannae Holdings, Inc. (together with its affiliates, "Cannae") to call a special meeting of the Company's stockholders to remove and replace CoreLogic directors because the Company believed these materials could be deemed by the Staff to constitute a "communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy" with respect to the special meeting of the Company's stockholders that Senator and Cannae announced an intention to seek.

   The Company has now announced that a special meeting of stockholders will be held with respect to the removal and replacement of directors, and certain bylaw amendments requested by Senator and Cannae. This meeting has been called regardless of the possible success of Senator and Cannae's solicitation of stockholder requests to call a special meeting. In light of this development, the Company would expect to continue to make filings under Rule 14a-12.

2. **Please ensure that you remove doubt expressed by your use of the phrase "may be deemed" (slide 2) from whether the company, its directors and officers are participants in the solicitation. See Instruction 3 to Item 4 in Schedule 14A.**

   Response: The Company confirms that in future soliciting material filed under Rule 14a-12, it will use the phrase "will be participants" rather than "may be deemed to be participants" to remove doubt from its statement identifying the participants in the solicitation of proxies from the Company's stockholders in connection with the special meeting of stockholders that has been called by the Company.

3. **Each statement or assertion or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:**

   - **That you "have delivered <u>exceptional</u> financial and operational results over time…" (emphasis added; slide 3)**

     Response: The Company advises the Staff that it believes that the assertion that it has "delivered exceptional financial and operational results over time" is supported by a number of facts, including the following:

     - From fiscal year 2011 through fiscal year 2020E, the Company is projected to have a 6% revenue compound annual growth rate ("CAGR"), 10% adjusted EBITDA CAGR, 22% adjusted earnings per share CAGR, and 912 basis points adjusted EBITDA margin expansion, based on the midpoint of its guidance range disclosed on July 23, 2020.

     - The Company has met or beat its adjusted EBITDA guidance in each of the 12 quarters for which it has issued it.

- The Company has had a free cash flow conversion rate of 55-65% in each of the last five years.

- Since the spin-off of the Company from First American Financial Corporation in 2010, total stockholder return for the Company is 185% while the Company has returned over $1.5 billion in capital to stockholders.

- **That your financial metrics now "match higher-multiple information peers." (slide 3)**

   Response: The Company advises the Staff that it believes that a reasonable factual basis exists for this statement on slide 3 of the Solicitation Materials. Exhibit 1 below shows the Total Enterprise Value ("TEV") to 2020 EBITDA multiples, 2020 revenue growth and 2020 EBITDA margin for CoreLogic and other publicly traded information services providers. CoreLogic's estimated 10.9% 2020 revenue growth is higher than all but one of the publicly traded information services providers. CoreLogic's estimated 31.4% 2020 adjusted EBITDA margin is approximately consistent with the 25th percentile of the publicly traded information services providers. The Company publicly announced its intention to divest two businesses on July 23, 2020. Pro forma for these divestitures, CoreLogic noted 2020 adjusted EBITDA margin would increase to approximately 35%, approximately consistent with the mean and median of the publicly traded information services providers. Despite 2020 revenue growth and 2020 adjusted EBITDA margin that are comparable with publicly traded information services providers, CoreLogic is currently trading at a TEV / 2020 adjusted EBITDA multiple below all publicly traded information services providers.

Daniel Duchovny
August 11, 2020
Page 4

Exhibit 1

Company	Share Price 8/3/20	TEV	'20E EBITDA	TEV / '20E EBITDA	'20E Rev. Growth	'20E EBITDA Margin
CoreLogic	**$ 67.96**	**$ 6,831**	**$ 590**[1]	**11.6x**	**10.9%**[2]	**31.4% / 35%**[3]
Information Services Providers						
S&P Global	$ 350.68	$88,241	$ 3,873	22.8x	6.8%	54.1%
Moody's	280.63	57,003	2,457	23.2	4.4%	48.7%
RELX	21.74	51,818	3,428	15.1	(4.2%)	34.9%
IQVIA	161.18	42,020	2,299	18.3	(0.6%)	20.9%
IHS Markit	81.55	37,552	1,847	20.3	(1.9%)	42.8%
Thomson Reuters	69.62	37,417	1,933	19.4	4.5%	31.3%
Experian	36.13	36,680	1,750	21.0	0.6%	34.2%
Verisk	186.96	33,216	1,307	25.4	6.3%	47.1%
CoStar	835.00	30,081	523	57.6	16.9%	31.9%
Equifax	162.86	22,856	1,298	17.6	8.5%	34.1%
Wolters Kluwer	80.50	21,466	1,627	13.2	2.9%	29.2%
TransUnion	88.06	19,976	1,016	19.7	0.1%	38.1%
Dun & Bradstreet	25.56	15,784	722	21.9	(0.8%)	41.4%
Fair Isaac	438.17	13,519	415	32.5	5.8%	33.4%
FactSet	348.81	13,316	529	25.2	4.1%	35.0%
Gartner	125.66	12,847	631	20.4	(9.7%)	16.4%
			Max	**57.6x**	**16.9%**	**54.1%**
			75th Per.	**23.7x**	**5.9%**	**41.7%**
			Average	**23.3x**	**2.7%**	**35.9%**
			Median	**20.7x**	**3.5%**	**34.5%**

| | 25th Per. | 19.1x | (0.7%) | 31.8% |
| Min | 13.2x | (9.7%) | 16.4% |

Source: FactSet (8/3/20); CLGX public filings

Note: $ in millions, except per-share values

1. '20E Adj. EBITDA based on midpoint of FY 2020 guidance issued on July 23, 2020
2. '19A Revenue adjusted to exclude impact of previously announced business exits (AMC transformation and exit of non-core units); '20E Revenue based on midpoint of FY 2020 guidance issued on July 23, 2020
3. CoreLogic disclosed that 2020 Adj. EBITDA margin would be ~35% pro forma for its two announced divestitures on July 23, 2020

- **That your "…results are being recognized by the market, as research analyst have significantly increased price targets and commented on how CoreLogic is poised for a re-rating of its stock." (slide 3)**

    Response: The Company advises the Staff that it believes that a reasonable factual basis exists for this statement on slide 3 of the Solicitation Materials. Exhibit 2 below summarizes the evolution of research analysts' price targets since June 26, 2020, the first business day after the Company announced revised second quarter 2020 guidance. Every equity analyst with a published price target of which the Company is aware has increased CoreLogic's price target since June 26, 2020. We have included quotes from several research analysts' published reports that include commentary regarding expectations for CoreLogic's TEV / EBITDA valuation multiple above its current multiple of 11.6x.

Exhibit 2

SunTrust

"We reiterate our Buy and lift our PT to $80 (12.9x C21E EBITDA). We argue CLGX is undervalued, owing to strong FCF and improving non-Mortgage fundamentals. While the company is tied to [mortgage] volumes - and a debate will likely continue around long-term guidance – we contend new non-Mortgage wins will boost organic revenue growth and valuation. CLGX trades at just 11.3x C21E EBITDA. This compares with Info Services peers trading at ~22x. We expect 1-3x multiple expansion as organic revenue growth approaches 5% and EBITDA margin reaches 35%."

July 23, 2020

Wolfe Research

"We roll forward our PT from YE20 to YE21 and apply ~12x-13x EV/EBITDA multiple on our 2022 adj. EBITDA of $626mm (~$15mm below guidance midpoint), resulting in a $76 PT. Over the upcoming quarters we will watch for evidence of organic growth and see potential for a higher multiple if organic/non-origination driven acceleration and/or market share traction is demonstrated."

July 24, 2020

Barclays

"If CLGX is able to meet the high end of its 2021 revenue/EBITDA guidance, the stock could trade at a premium to our 12x base case multiple and trade to $82/share."

July 24, 2020

Exhibit 2 (cont'd)

Stephens

"Even if the bid comes up empty, we do believe that CLGX will be better off as a company when the dust settles no matter the outcome as management has already put into motion several value creation drivers (strategy in place/tied to multiyear financial targets, cleaning up the core with necessary divestitures, turbo-charging innovation, more generous capital returns, etc.) all of which should have positive and lasting LT effects."

July 24, 2020

Dowling & Partners

"As a result of the company's higher revenue base and stronger margin prospects, we have increased our multiple assessments of its operations and are now estimating a fair value EV/EBITDA multiple of 12x+. Based on these multiples and our 2021 estimates, we are projecting a 12-month forward fair value of $68.50 - $70.50/shr, with the bottom end of this range in line with current trading levels."

July 29, 2020

- **That the "Cannae/Black Knight consortium …took a lot of value that should have gone to [Dun & Bradstreet] shareholders…" (slide 4). In this respect, we note that the D&B initial public offering took place several months after the consortium acquired the company.**

    Response: The Company advises the Staff that it believes that a reasonable factual basis exists for this statement on slide 4 of the Solicitation Materials. Dun & Bradstreet was taken private by a consortium of investors that included Cannae, Black Knight, Inc. and William Foley in early 2019. The investor consortium's acquisition of Dun & Bradstreet valued the company at a TEV of approximately $7 billion, which represented an approximately 13x trailing twelve month TEV / EBITDA multiple. Dun & Bradstreet returned to the public markets through an initial public offering that was preliminarily filed in January 2020 and priced in June 2020. As of August 3, 2020, Dun & Bradstreet was valued at a TEV of approximately $15 billion, which represents an approximately 21x trailing twelve month TEV / EBITDA multiple. Stockholders that sold to the investor consortium in 2019 did not participate in almost $8 billion of incremental value realized by Dun & Bradstreet at the time of the IPO. Exhibit 3 below shows the calculation of the trailing twelve month TEV / EBITDA multiples at the announcement of the transaction and as of today; we also included excerpts from several research analysts' published reports that show consistent valuation multiples.

Exhibit 3

**Acquisition by Consortium
of Investors (Including**

		William Foley, Cannae and Black Knight)	Post-IPO Public Company
Date		8/8/18	8/3/20
Total Enterprise Value (TEV)	$	6,972	$ 14,752
LTM Adjusted EBITDA	$	522	$ 712
TEV / LTM Adj. EBITDA		**13.4x**	**20.7x**

Source: FactSet (8/3/20)
Note: $ in millions
Note: Dun & Bradstreet LTM (as of 8/3/20) Adj. EBITDA based on midpoint of 2019A Adj. EBITDA and consensus 2020E Adj. EBITDA

Take-private transaction:

J.P. Morgan

"The purchase price represents an enterprise value of $6.9bn or a ~13x EV/EBITDA multiple. We note that while DNB's transaction multiple is below its publicly traded peers, it is similar to private equity acquisitions of scaled assets within the Info Services sector."

August 8, 2018

Post-IPO public company:

Credit Suisse

"Our Outperform rating and $30 target price contemplates ~18.5x 2022E EBITDA. We believe our multiple is fair as it is at the low-end relative to information services peers spanning ~17x-24x. We believe a 3-turn discount to the peer group average of ~21.5x is fair given DNB will initially have high leverage + notable sponsor overhang in addition to execution risk surrounding transformation efforts."

August 6, 2020

Financial and valuation metrics

Year	12/19A	12/20E	12/21E	12/22E
EPS (CS adj.) (US$)	0.63	0.90	1.05	1.15
Prev. EPS (US$)	0.92	—	0.90	1.00
Revenue (US$ m)	1,757.4	1,749.9	1,780.5	1,845.0
EBITDA (US$ m)	707.3	720.0	770.0	805.0
P/OCF (x)		30.0	27.0	23.7
EV/EBITDA (current)	21.6	21.2	19.9	19.0
Net debt (US$ m)	3,802	3,081	2,770	2,389
ROIC (%)	6.57	6.07	8.71	9.60
Number of shares (m)	423.00	IC (current, US$ m)		6,411.70
Net debt (Next Qtr., US$ m)	3,270.5	Dividend (current, US$)		—
Net debt/tot eq (Next Qtr., %)	92.1			

Source: Company data, Refinitiv, Credit Suisse estimates

- **The three entries under the last bullet point on slide 8.**

<u>Response</u>: The Company advises the Staff that it believes that a reasonable factual basis exists for each of the last three entries under the last bullet point on slide 8 of the Solicitation Materials.

With respect to the first entry under the last bullet point on slide 8, the Company believes that its claim that Senator and Cannae "[r]ushed to publicly announce their proposal to try to claim credit for the stock price jump" is supported by a number of facts, including the following:

- On June 25, 2020, the Company released its updated guidance for the second quarter of fiscal year 2020. The Company's stock price traded up 9% to $57.80 after the market close on June 25, 2020, following the release of its updated guidance and before Senator and Cannae publicly announced their public proposal to acquire CoreLogic (the "Senator and Cannae Acquisition Proposal") the next morning.

- Senator and Cannae announced that they had delivered the Senator and Cannae Acquisition Proposal and hoped to discuss the Senator and Cannae Acquisition Proposal with the Board before they had even communicated the Senator and Cannae Acquisition Proposal to the Company.

- As described in further detail below, at the time they publicly announced the Senator and Cannae Acquisition Proposal, Senator and Cannae did not actually have economic exposure to 15% of the Company's outstanding common stock, as they claimed to have in the press release announcing the Senator and Cannae Acquisition Proposal (the "Acquisition Proposal Press Release"), and only reached this level of beneficial ownership by acquiring additional shares after they released the Acquisition Proposal Press Release.

- In Senator and Cannae's preliminary solicitation statement, filed with the Staff on July 31, 2020, as amended (the "Senator and Cannae Preliminary Solicitation Statement"), Senator and Cannae disclose that they began discussing a potential partnership with respect to their investment in CoreLogic as early as October 2019. Despite the significant amount of time between the beginning of Senator and Cannae's partnership and the date of the Senator and Cannae Acquisition Proposal, Senator and Cannae never attempted to engage with the Company about a potential acquisition prior to making the Senator and Cannae Acquisition Proposal public. Rather, Senator and Cannae made the Senator and Cannae Acquisition Proposal only after the Company's stock price increased in after market trading following the announcement of the Company's updated second quarter guidance for fiscal year 2020 and made the Senator and Cannae Acquisition Proposal public prior to ever to communicating it to the Company.

- Senator and Cannae have consistently referenced the Company's stock price on June 15, 2020 when calculating the premium offered by their $65.00 per share offer price, instead of acknowledging that the Company's stock price had already increased to $57.80 per share following the Company's release of its updated second quarter guidance and prior to Senator and Cannae publicly announcing the Senator and Cannae Acquisition Proposal. All of these facts together strongly support a clear conclusion that Senator and Cannae were rushing to announce the Senator and Cannae Acquisition Proposal to take credit for the increase in the Company's stock price after it announced its updated guidance for the second quarter of fiscal year 2020.

With respect to the second entry under the last bullet point on slide 8, the statement that Senator and Cannae "scrambled to buy shares <u>after</u> issuing their press release so that they would actually own the percentage of shares previously owned in their press release" is evidenced by Senator and Cannae's Schedule 13D, filed on June 30, 2020, as amended (the "Senator and Cannae 13D"). Despite the fact that Senator and Cannae claimed in the Acquisition Proposal Press Release that they had economic exposure to shares representing approximately 15% of the Company's outstanding common stock, Schedule 1 to the Senator and Cannae 13D shows that Senator and Cannae acquired 2,436,190 shares of the Company's common stock (representing approximately 3% of the Company's outstanding shares of common stock) after releasing the Acquisition Proposal Press Release, at prices up to $68.27 (which is $3.27 higher than Senator and Cannae's offer price of $65.00 per share). According to the Senator and Cannae 13D, it was only after acquiring these additional shares that Senator and Cannae had economic exposure to shares representing 15% of the Company's outstanding common stock, which shows that they needed to buy additional shares after issuing the Acquisition Proposal Press Release in order to reach the level of beneficial ownership claimed by Senator and Cannae in the Acquisition Proposal Press Release. The Company believes that there is no logical inference other than that Senator and Cannae were scrambling to acquire the shares they had previously publicly claimed to own.

With respect to the third entry under the last bullet point on slide 8, the statement that the Company believes that Senator and Cannae have "attempt[ed] to obfuscate how CoreLogic's substantially enhanced performance and go-forward prospects demonstrate value far in excess of their proposal" is supported by the following:

- In Senator and Cannae's press release dated July 7, 2020, they state that "…today's multi-year forecast implies wildly optimistic assumptions including mortgage originations well above consensus industry projections." This statement of opinion (which is not identified as such) lacks support and is inconsistent with the outlook of multiple market sources.

- In the Special Meeting Press Release (as defined below), Senator and Cannae state that "…the Company has tried to use this temporary surge in mortgage volumes as evidence of a spectacular turnaround whereby CoreLogic will sustainably achieve a tremendous inflection in growth." This statement of opinion (which is not identified as such) lacks support and is inconsistent with the outlook of multiple market sources.

- The Company has publicly outlined in extensive detail the support for its financial guidance including:

  1. Approximately 60% of the Company's FY 2021 assumed organic revenue growth target of 5%, or $95 million, is secured by contract wins (including four mega wins).

  2. The Company's mortgage origination market forecast of $2.87 trillion in 2020 and $2.58 trillion in 2021 are broadly in line with other market participants (refer to page 9 of the Company's second quarter earnings results presentation). This is a 10%+ decline in mortgage originations in 2021.

  3. Third party data (Black Knight (a company connected to Cannae through multiple interconnected relationships) Mortgage Monitor Report) supports a substantial backlog (approximately $6.5 trillion) of mortgages to be refinanced.

  4. Approximately 95% of the Company's revenue is recurring, providing a clear line of sight into forecasts.

5. The Company announced planned divestitures which will further reduce mortgage sensitivity. Pro forma for the transactions the Company expects to be at approximately 45% non-mortgage business, up from 40% today.

4. **You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.**

   - **That "Senator/Cannae have pursued stealth accumulations and flooded the market with misleading statements and specious attacks" and "…have launched a misinformation campaign." (slide 3)**

Response: With respect to the statements on slide 3 referenced by the Staff, the Company advises the Staff that it does not believe that the referenced statements are false or misleading within the meaning of Rule 14a-9 and believes that a reasonable factual basis for these statements exists based on the following:

- Based on their public disclosure made following the Senator and Cannae Acquisition Proposal, it has become clear that Senator and Cannae have been discussing a partnership to acquire CoreLogic since October 2019[1] and since that time have been building an economic position in CoreLogic. In the Senator and Cannae 13D filed four days after they made their proposal public, Senator and Cannae disclose that they acquired a significant portion of their stake in CoreLogic through undisclosed derivatives and as a result, Senator and Cannae took the position they were not required to comply with certain public filing requirements that would apply if they directly acquired shares of the Company's common stock. Senator and Cannae have also stated in the Senator and Cannae Preliminary Solicitation Statement and in their widely disseminated press release titled "Cannae Holdings and Senator Investment Group Propose Nine Independent, Highly Accomplished Directors for CoreLogic Board and Begin Process to Call Special Meeting" issued on July 29, 2020 (the "Special Meeting Press Release"), that they own 10% of the Company's outstanding common stock, without disclosing that a portion of their current "ownership" (1.8%) is held through stock-settled derivatives. These actions by Senator and Cannae demonstrate that Senator and Cannae acquired their ownership position in a "stealth" manner that did not provide the public with notice of their purchases or their intent to acquire the Company prior to their public announcement of the Senator and Cannae Acquisition Proposal and that since the public announcement of their proposal, they have continued to take steps to disguise the nature of their ownership.

- Senator and Cannae disclosed in the Senator and Cannae Preliminary Solicitation Statement that they have been discussing a potential partnership with respect to CoreLogic since October 2019. Despite the significant amount of time between the beginning of Senator and Cannae's partnership and the date of the Senator and Cannae Acquisition Proposal, Senator and Cannae never attempted to engage with the Company or informed the Company that they were working together with respect to their investment in CoreLogic. The only public disclosure they appear to have made about their partnership is a vague statement in Cannae's Form 10-K for the fiscal year ended December 31, 2019 (the "Cannae 10-K") that Cannae entered into "a limited partnership with an investment fund manager designed to opportunistically trade in marketable securities" and that Cannae contributed cash in exchange for limited partnership interests in the equity fund representing a 49% ownership interest (which also conflicts with the description of the partnership in the section of the Senator and Cannae Preliminary Solicitation Statement entitled "Background and Past Contacts," as the description in that section implies that the partnership was formed with the particular goal of acquiring CoreLogic securities, not marketable securities generally). This disclosure appears to be a reference to the formation of Senator Focused Strategies LP based on the fact that the partnership referenced in the Cannae 10-K was formed at approximately the same time as Senator Focused Strategies LP and, based on the letter agreement between Senator Focused Strategies LP, Senator and Cannae dated July 17, 2020 and attached as Exhibit 3 to the Senator and Cannae 13D, Cannae appears to own interests in Senator Focused Strategies LP.

- In June 2020, Cannae sold approximately $455 million of common stock in an underwritten offering. The June 10, 2020 prospectus supplement with respect to the offering (such supplement, the "Cannae Prospectus Supplement" and such offering, the "Cannae June 2020 Offering"), stated that the use of proceeds was "to fund future acquisitions or investments, including potential investments in existing portfolio companies, and for general corporate purposes." As noted previously in this letter, based on the Cannae 10-K, the Letter Agreement and the Senator and Cannae 13D, it appears Senator and Cannae entered into their partnership for the particular purpose of acquiring CoreLogic securities in December 2019, six months prior to the filing of the Cannae Prospectus Supplement and had been effectuating their plan before and during June. Therefore, it seems clear that at the time of the Cannae June 2020 Offering, Cannae had an express intent to acquire CoreLogic securities. The failure to disclose that CoreLogic was a specific target is not only a sign of a campaign of stealth accumulations, but also suggests that Cannae omitted information required by Item 504 of Regulation S-K (and its related instructions) when it filed the Cannae Prospectus Supplement.

- Senator and Cannae have also made multiple false or misleading statements in their press releases and other public filings made in support of the Senator and Cannae Acquisition Proposal. The following list, though not exhaustive, highlights some of the more significant misstatements made by Senator and Cannae. The examples below, as well as additional examples of misstatements made by Senator and Cannae, are described in further detail in the letter from Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), the Company's legal counsel, to the Staff, dated August 6, 2020, regarding certain deficiencies in the Senator and Cannae Preliminary Solicitation Statement and the Special Meeting Press Release, as supplemented by Skadden's letter to the Staff dated August 7, 2020.

1. In the section of the Senator and Cannae Preliminary Solicitation Statement entitled "Background and Past Contacts," Senator and Cannae state that "[t]o date, the Board has failed to engage in good-faith discussions with Senator or Cannae regarding the Offer." This statement is false, as the Board did engage with Senator and Cannae regarding the Senator and Cannae Acquisition Proposal on July 14, 2020, to learn more about the Senator and Cannae Acquisition Proposal, to discuss the Company's value drivers and why they believe the Senator and Cannae Acquisition Proposal significantly undervalues the Company and to discuss potential deal certainty, including regulatory, financing and other issues related to the Senator and Cannae Acquisition Proposal. Additionally, the Company's legal counsel met with Senator and Cannae's legal counsel the following day to further discuss potential regulatory issues with respect to the Senator and Cannae Acquisition Proposal. Senator and Cannae themselves acknowledge that these meetings occurred in that same section of the Senator and Cannae Preliminary Solicitation Statement.

2. In the second paragraph of the Special Meeting Press Release, Senator and Cannae claim that the Company increased its share count "in order to dilute [Senator and Cannae's] beneficial ownership below the 10% threshold required to call a Special Meeting." However, this statement is incorrect and misleading, as the increase in the Company's share count by approximately 47,000 shares, which amounts to less than a 0.06% increase, resulted from ordinary course issuances under the Company's employee plans arising from commitments from periods prior to the Senator and Cannae Acquisition Proposal and at levels consistent with prior periods. These issuances included ordinary course issuances under the Company's pre-existing employee stock purchase plan elections, expiring options, vested RSU distributions and option exercises by a retiring director.

3. In the sections of the Senator and Cannae Preliminary Solicitation Statement entitled "Background and Past Contacts," "The Special Meeting" and "Certain Relationships," as well as in two places in the Special Meeting Press Release under the headings "The Company Has Deployed a 'Scorched Earth' Defense" and "Certain Information Concerning the Participants," Senator and Cannae indicate that they have "beneficial ownership," or "ownership," of 9.99% of the Company's common stock. However, Senator and Cannae have actual ownership of only 8.2% of the Company's outstanding common stock that they are entitled to vote, which they admit in the sections entitled "Background and Past Contacts" and "The Special Meeting" of the Senator and Cannae Preliminary Solicitation Statement. Senator and Cannae fail to make clear that the other 1.8% of the Company's outstanding shares held by Senator and Cannae is in the form of stock-settled derivatives and not actual shares of common stock. This omission is especially significant because in the Special Meeting Press Release, Senator and Cannae accused the Company of issuing additional shares in order to dilute Senator and Cannae's common stock ownership below the 10% common stock ownership threshold to call a special meeting, a threshold that they never met.

4. In the Senator and Cannae Preliminary Solicitation Statement, as well as their other press releases and public filings, Senator and Cannae have failed to disclose that on June 29, 2020, Senator filed for approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR") to acquire voting securities of the Company in excess of $188 million and to provide any update on the status of such filing, including whether it was withdrawn or whether Senator received a "second request," subpoena or a civil investigative demand from the Federal Trade Commission (the "FTC"). CoreLogic disclosed on Friday that it received a subpoena and a civil investigative demand from the FTC related to an investigation of Senator and Cannae.

5. In the Special Meeting Press Release, under the heading "The Company Has Deployed a 'Scorched Earth' Defense," Senator and Cannae allege that the Company "[a]ctively invit[ed] regulatory scrutiny in an attempt to impede a transaction." However, this claim is false and in fact, without being prompted by CoreLogic, the FTC contacted the Company (not the other way around) regarding the Senator and Cannae Acquisition Proposal.

6. In the section of the Senator and Cannae Preliminary Solicitation Statement entitled "Background and Past Contacts," Senator and Cannae claim that the Board implemented "defensive measures" including "raising guidance in a highly irregular evening announcement five days before the end of the quarter." However, the Company has updated guidance in the past and had no knowledge of the Senator and Cannae Acquisition Proposal when it released its updated second quarter guidance for fiscal year 2020.

- **The use of quotation marks on the word independent on slide 9 when referring to Mr. Martire's membership on the board of directors of Cannae.**

  Response: The Company advises the Staff that it does not believe that the statement referenced by the Staff is false or misleading within the meaning of Rule 14a-9 and believes that a reasonable factual basis exists for such statement. The Company used quotation marks around the word independent on slide 9 of the Solicitation Materials when referring to Frank Martire Jr.'s membership on Cannae's board of directors to highlight the fact that Mr. Martire's son, Frank Martire III, serves on the executive management team of Trasimene Capital Management, LLC ("TCM"), the external manager of Cannae, which reasonably calls into question Frank Martire Jr.'s independence from management, as well as his status as an independent director under the rules of the New York Stock Exchange ("NYSE"),[2] and the rules of the Securities and Exchange Commission (the "SEC"), which require members of the compensation committee and the audit committee to be independent.[3]

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[2] NYSE Listed Company Manual 303A.02: A director is not independent if the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

[3] §§ 240.10A-3 and 240.10C-1 of the Securities Exchange Act of 1934, as amended.

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As disclosed by Cannae in a Form 8-K, filed on August 27, 2019 (the "Cannae 8-K"), TCM entered into a management services agreement with Cannae, pursuant to which

TCM manages Cannae's operations and in exchange, TCM is paid a management fee by Cannae. According to the Cannae 8-K, TCM has significant control over Cannae and is responsible for, among other things, "(a) managing the day-to-day business and operations of [Cannae] and its subsidiaries (the "Subsidiaries"), (b) evaluating the financial and operational performance of the Subsidiaries and [Cannae's] other assets, (c) providing a management team to serve as executive officers of [Cannae] and the Subsidiaries and (d) performing (or causing to be performed) any other services for and on behalf of [Cannae] and the Subsidiaries customarily performed by executive officers and employees of a public company."

If Frank Martire III is or was an executive officer of TCM within the last three years at any time, which is a reasonable inference given his title of Managing Director and the seven person "Executive Team" set forth on TCM's website excerpted below, this would make Frank Martire Jr. non-independent under NYSE rules. Cannae disclosed $2.1 million of management fees payable to TCM for the two-month period from November 1, 2019 to December 31, 2019 alone under the management services agreement executed on August 27, 2019.[4] TCM's management fee is calculated quarterly at 0.375% of the cost of invested capital of the Cannae portfolio companies as defined and disclosed in the master services agreement.[5]

In addition to Frank Martire III, TCM's executive team includes William Foley (the Chairman of Cannae), Richard Massey (the Chief Executive Officer of Cannae) and David Ducommon (the Senior Vice President of Mergers and Acquisitions for Cannae). TCM's website (at least as recently as July 27, 2020) previously listed their executive team; however, the page has since been removed, which calls into question whether TCM and Cannae have recognized that the nature of their relationship may be problematic.

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4   The Cannae 10-K.
5   The Cannae 8-K.

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Executive
Team

William P. Foley, II
Senior Managing Director

Richard N. Massey
Senior Managing Director

Richard L. Cox
Managing Director

David W. Ducommun
Managing Director

Brad Ridgeway
Managing Director

Frank R. Martire
Managing Director

Frank Martire Jr. also appears to have a close relationship with Mr. Foley and his network of affiliated entities, including:

- Frank Martire III and Frank Martire Jr. are both partners in Bridgeport Partners LP ("Bridgeport Partners").[6] As indicated in the Form S-1, filed by Trebia Acquisition Corp. ("Trebia") on June 1, 2020 (the "Trebia S-1"), BGPT Trebia LP ("BGPT Trebia"), an affiliate of Bridgeport Partners, and Trasimene Trebia, LP ("Trasimene Trebia"), are the initial public offering ("IPO") sponsors of Trebia, a special purpose acquisition company co-founded by Mr. Foley and Frank Martire Jr. Further, the Trebia S-1 indicates that Cannae "has an approximately 26% limited partnership interest in [Trasimene Trebia] and an indirect economic interest in 15% of the founder shares, which equates to an indirect economic interest in 3% of the outstanding ordinary shares" of Trebia after the IPO. Cannae's investment in Trebia also presents an opportunity for TCM, where Frank Martire III serves as Managing Director, to profit regardless of Trebia's performance. As discussed above, TCM's compensation is tied to Cannae's cost of invested capital, not its return on invested capital. By causing Cannae to invest in Trebia, Cannae's executives increased the capital base upon which TCM will be compensated.

- Cannae, Black Knight, Inc. and Motive Partners (an entity for which Frank Martire III served as an executive committee member and General Counsel from 2016 to 2019) were among a small group of investors that together acquired Dun & Bradstreet in February 2019.[7]

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6   https://bgptpartners.com/team.
7   https://www.prnewswire.com/news-releases/motive-partners-completes-significant-investment-in-dun--bradstreet-300793048.html.

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- Frank Martire Jr. owns a minority interest in Black Knight Sports and Entertainment LLC, an entity in which Mr. Foley is the majority interest holder.[8]

Based on the above facts, CoreLogic believes that there is a reasonable factual basis to question whether Frank Martire Jr. should be identified as an independent director, in light of his significant family relationships with a member of TCM's management team and relationships with other entities affiliated with Mr. Foley. The Company included quotation marks around the word independent on slide 9 of the Solicitation Materials to call attention to this issue, which is particularly significant in light of the fact that if Frank Martire Jr. is not independent, a majority of directors on Cannae's board are not independent, the Chairman of Cannae's Compensation Committee is not independent and a member of Cannae's Audit Committee is not independent, which violates the independence requirements of both the NYSE and the SEC and calls into question Cannae's corporate governance practices, which the Company believes would be of interest to stockholders.

That "Each 1x of multiple expansion adds ~$7/share to [your] stock price." (slide 12)

Response: The Company advises the Staff that it believes that a reasonable factual basis exists for this statement on slide 12 of the Solicitation Materials. Exhibit 4 below shows the calculation of CoreLogic's current TEV and TEV / 2020 adjusted EBITDA multiple. At $67.96 (the closing stock price on August 3, 2020), CoreLogic has a TEV of approximately $6.8 billion, which represents an 11.6x TEV / 2020 adjusted EBITDA multiple. Increasing CoreLogic's TEV / 2020 adjusted EBITDA multiple to 12.6x implies a share price of $75.39 – an increase of $7.43 – holding all other assumptions constant.

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[8]   Cannae's 2020 annual meeting proxy statement, filed on Schedule 14A, dated April 29, 2020.

Exhibit 4

Illustrative CLGX TEV / '20E Adj. EBITDA Multiple	11.6x	12.6x
(x) '20E Adj. EBITDA	$ 590[1]	$ 590[1]
TEV	**$ 6,831**	**$ 7,421**
(-) Net Debt	(1,431)	(1,431)
Equity Value	**$ 5,400**	**$ 5,990**
(/) Shares Outstanding	79	79
Implied Share Price	**$ 67.96**	**$ 75.39**
$ Increase		*$ 7.43*

Source: FactSet (8/3/20); CLGX public filings
Note: $ in millions, except per-share values
1. '20E Adj. EBITDA based on midpoint of FY 2020 guidance issued on July 23, 2020

5.   **Please tell us what are the four mega wins you reference on slide 5.**

Response: CoreLogic defines "mega wins" as contracts in excess of one year in duration and greater than $10 million in revenue. CoreLogic has recently entered into contracts meeting this definition with (i) a leading national mortgage lender, with respect to valuations solutions / appraisal services, (ii) a large mortgage servicer, with respect to real estate tax and payment solutions, (iii) a large government agency, with respect to replacement cost and hazard / spatial data services and (iv) a large national insurance company, with respect to replacement cost and claims data and platforms.

6.   **Please provide us supplemental support for your disclosure in the third and fourth bullet points on slide 7 and for the second entry under the first bullet point on slide 8.**

Response: With respect to the third bullet point on slide 7 and the second entry under the first bullet point on slide 8 of the Solicitation Materials, the Company notes that it is aware that Senator made an HSR filing on June 29, 2020, because it received a notice of such filing on July 1, 2020, from the FTC's Premerger Notification Office, Bureau of Competition, which stated that "[Senator] intends to acquire certain voting securities of CoreLogic, Inc." The Company is also aware that the FTC is investigating the Senator and Cannae Acquisition Proposal because the FTC notified the Company of such investigation on July 14, 2020, and requested that the Company produce certain information in connection with the FTC's investigation. Further, on August 7, 2020, the Company received a Civil Investigative Demand and subpoena from the FTC as part of the FTC's investigation into Senator and Cannae, requiring that the Company produce information in connection with that investigation. Finally, Senator's HSR filing indicates they have a desire to acquire additional voting securities of the Company above the 8.2% that they currently own, but to date, Senator has not done so, despite having the contractual ability, according to the Senator and Cannae 13D, to acquire an

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additional 1.8% of the Company's common stock through the exercise of forward purchase contracts. Since Senator made an HSR filing on June 29, 2020, the 30-day waiting period for Senator to acquire additional shares of the Company's stock would have expired, absent an extension of the waiting period by the FTC in order to further investigate the proposed acquisition. Therefore, based on all the facts that the Company is aware of, it is reasonable to believe that the FTC has not granted clearance for Senator to acquire additional shares, including through the exercise of forward purchase contracts, in light of its ongoing investigation.

With respect to the fourth bullet point on slide 7 of the Solicitation Materials, the Company notes that Cannae has not submitted an HSR filing for an acquisition of CoreLogic because the Company to date has not received a notice from the FTC's Premerger Notification Office, Bureau of Competition, indicating that Cannae intends to acquire certain voting securities of CoreLogic, which notice is required by the HSR Act.

7. **Please provide us supplementally the analyst reports referenced on slide 10.**

Response: Concurrent with this filing, the Company is providing to the Staff, under separate cover, copies of the analyst reports referenced on slide 10 of the Solicitation Materials.

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116.

Very truly yours,

/s/ Richard J. Grossman

Richard J. Grossman

Enclosure

cc: F. Aaron Henry
    Chief Legal Officer and Corporate Secretary
    CoreLogic, Inc.

    Angela Grinstead
    Executive, Deputy General Counsel and Assistant Secretary
    CoreLogic, Inc.

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August 11, 2020
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Materials Responsive to Question 7 of the Comment Letter

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